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                            December 21, 2023

       Esteban Saldarriaga
       Chief Executive Officer
       Logistic Properties of the Americas
       Plaza Tempo, Edificio B
       Oficina B1, Piso 2
       San Rafael de Escaz
       San Jos  , Costa Rica

                                                        Re: Logistic Properties
of the Americas
                                                            Registration
Statement on Form F-4
                                                            Filed December 8,
2023
                                                            File No. 333-275972

       Dear Esteban Saldarriaga:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4

       Share Calculations and Ownership Percentages, page 7

   1. We note that in response to prior comments 5, 13, and 16 you have revised your disclosure to add only
a 10% interim redemption assumption. Please revise your
                                                        sensitivity analysis
disclosure throughout the prospectus to provide a range of interim redemption levels. Also
clarify how you calculated the maximum redemption level. The maximum redemption
level should assume that only $5,000,001 remains in the trust account.
 Esteban Saldarriaga
FirstName  LastNameEsteban     Saldarriaga
Logistic Properties of the Americas
Comapany21,
December   NameLogistic
               2023        Properties of the Americas
December
Page 2     21, 2023 Page 2
FirstName LastName
Market and Industry Data, page 8

2. We note your revised disclosure that the accuracy or completeness of information provided by third parties is not guaranteed. This statement appears to disclaim
         the issuer   s responsibility for information in the registration
statement. Because this is not
         consistent with the liability provisions of the Securities Act, please revise.
Risk Factors Summary, page 38

3. We note your response to prior comment 15. Please disclose your material debt covenants,
         including your debt limit under Management   s Discussion and Analysis
of Financial
         Condition and Results of Operations of LLP   Debt.
Certain Unaudited Projected Financial Information, page 104

4. We note your response to prior comment 27. Please clarify your disclosure and explain the basis for your statement that the expected state of LLP in 2024 was not steady state. Also explain the basis for the concept that LLP was expected to steadily decelerate its growth profile from 2024 through 2030.
Guideline Public Company Analysis, page 110

5. We note your response to prior comment 29. Please disclose your response in this section of the filing.
Material U.S. Federal Income Tax Considerations, page 113

6. We note your response to prior comment 31. In the risk factor on page 58, please clarify the risk to holders of Class A Ordinary Shares or Pubco Ordinary Shares based your statement that "TWOA believes that it will likely be considered a PFIC for the taxable year that includes the Business Combination."
Unaudited Pro Forma Condensed Combined Financial Information, page 128

7. Please explain the absence of any Income Tax (Expense) Benefit adjustments giving effect to any expense adjustments included in the Transaction Accounting Adjustments columns of the Unaudited Pro Forma Condensed Combined Statements of Profit or Loss
         for the Nine Months Ended September 30, 2023 and Year Ended December 31, 2022. We
         refer you to Regulation S-X Rule 11-02(b)(5)(i).
8. Please expand your disclosure in notes I and CC on pages 137 and 138, respectively, to explain how the $10.62 estimated fair market value per LLP share was determined, including related assumptions and methodologies used.
Land Reserves, page 162

9. We note your response to prior comment 34. Please disclose your response in this section of the filing.
 Esteban Saldarriaga
FirstName  LastNameEsteban     Saldarriaga
Logistic Properties of the Americas
Comapany21,
December   NameLogistic
               2023        Properties of the Americas
December
Page 3     21, 2023 Page 3
FirstName LastName
Financial Statement Schedules
Schedule I - Parent Company Only Condensed Financial Information, page F-132

10. We note your response to prior comment 44. Please explain further why you do not believe that Schedule III prescribed by Rules 5-04 and 12-28 of Regulation S-X is required to be provided. While we note that certain data is not applicable (i.e., depreciation), other data from the schedule appears to be applicable to your financial statements.
General

11. We understand that Citigroup Global Markets Inc., the underwriter in the SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify TWOA's current relationship with Citigroup Global
         Markets Inc.
12. Please describe what relationship existed between Citigroup Global Markets Inc. and
         TWOA after the close of the IPO, including any financial or merger-related advisory services conducted by Citigroup Global Markets Inc. For example, clarify whether
         Citigroup Global Markets Inc. had any role in the identification or evaluation of business combination targets.
13. Please tell us whether Citigroup Global Markets Inc. was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Citigroup Global Markets Inc. claims no role in TWOA's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
14. Please tell us whether you are aware of any disagreements with Citigroup Global Markets
         Inc. regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citigroup Global Markets Inc. was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citigroup Global Markets Inc. is waiving such fees and, if applicable, disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
15. Please disclose whether Citigroup Global Markets Inc. provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why
         Citigroup Global Markets Inc. was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor
 Esteban Saldarriaga
Logistic Properties of the Americas
December 21, 2023
Page 4
       disclosure to explicitly clarify that Citigroup Global Markets Inc. has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
16. Please provide us with any correspondence between Citigroup Global Markets Inc. and
       TWOA relating to the Citigroup Global Markets Inc. waiver agreement. Also provide us with any engagement letters between Logistic Properties of the Americas and Citigroup
       Global Markets Inc.
17. Please disclose that TWOA has filed a definitive proxy statement to seek shareholder approval to extend the business combination termination date from January 1, 2024 until
       July 1, 2024. Also disclose that TWOA shareholders will have the opportunity to redeem their shares in connection with the approval of the extension amendment proposal.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameEsteban Saldarriaga
                                                             Division of
Corporation Finance
Comapany NameLogistic Properties of the Americas
                                                             Office of Real
Estate & Construction
December 21, 2023 Page 4
cc:       Michael L. Fitzgerald, Esq.
FirstName LastName